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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.   )*
                                             ---



                                 MATRITECH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    576818108
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                  April 6, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 9 pages

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----------------------------                           -------------------------
CUSIP No. 576818108                   13G              Page  2  of  9  Pages
          ---------                                         ---    ---
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Zero Stage Capital Co., Inc.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                            (a)  [ ]
          N/A                                               (b)  [ ]
--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

          Massachusetts
--------------------------------------------------------------------------------
                    5    Sole Voting Power

                              -00- shares
                    ------------------------------------------------------------
     Number of      6    Shared Voting Power
      Shares
   Beneficially               -00- shares -- But please also refer to
     Owned by                  Item 4(a).
       Each         ------------------------------------------------------------
    Reporting       7    Sole Dispositive Power
   Person With
                              -00- shares
                    ------------------------------------------------------------
                    8    Shared Dispositive Power

                              -00- shares -- But please refer to Item 4(a).
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

          0 shares -- But please refer to Item 4(a).
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                 [ ]
          N/A
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

          0.0%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

          CO
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----------------------------                           -------------------------
CUSIP No. 576818108                   13G              Page  3  of  9  Pages
          ---------                                         ---    ---
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Zero Stage Capital Associates VI, LLC
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                            (a)  [ ]
          N/A                                               (b)  [ ]
--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

          Massachusetts
--------------------------------------------------------------------------------

                    5    Sole Voting Power

                              2,325,581 shares
                    ------------------------------------------------------------
     Number of      6    Shared Voting Power
      Shares
   Beneficially               -0- shares
     Owned by       ------------------------------------------------------------
       Each         7    Sole Dispositive Power
    Reporting
   Person With                2,325,581 shares
                    ------------------------------------------------------------
                    8    Shared Dispositive Power

                              -0- shares
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

          2,325,581 shares
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                 [ ]
          N/A
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

          10.7%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

          00
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                               Page 3 of 9 pages

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----------------------------                           -------------------------
CUSIP No. 576818108                   13G              Page  4  of  9  Pages
          ---------                                         ---    ---
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Zero Stage Capital VI Limited Partnership

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                            (a)  [ ]
          N/A                                               (b)  [ ]
--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

          Massachusetts
--------------------------------------------------------------------------------

                    5    Sole Voting Power

                              -0- shares
                    ------------------------------------------------------------
     Number of      6    Shared Voting Power
      Shares
   Beneficially               -0- shares -- But please refer to Item 4(a).
     Owned by       ------------------------------------------------------------
       Each         7    Sole Dispositive Power
    Reporting
   Person With                -0- shares
                    ------------------------------------------------------------
                    8    Shared Dispositive Power

                              -0- shares -- But please refer to Item 4(a).
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

          -0- shares -- But please refer to Item 4(a).
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                 [ ]
          N/A
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

          0.0%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------


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ITEM 1.

     On April 6, 1999, Matritech, Inc. (the "Issuer") sold 3,094,965 shares of its Common Stock to certain persons in a private placement transaction, including 2,325,581 shares to Zero Stage Capital VI Limited Partnership (the "Fund"). As a result of that transaction, the general partner of the Fund, Zero Stage Capital Associates VI, LLC (the "General Partner"), became the "beneficial owner" (as defined in Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934) of 10.7% of the outstanding shares of Common Stock of the Issuer.

     (a)  NAME OF ISSUER

          Matritech, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          330 Nevada Street
          Newton, Massachusetts  02400

ITEM 2.

     (a), (b), and (c)

          The reporting persons are:

          (1) Zero Stage Capital Co., Inc., a Massachusetts corporation (the "Management Company")

          (2) Zero Stage Capital Associates VI, LLC, a Massachusetts limited liability company

          (3) Zero Stage Capital VI Limited Partnership, a Massachusetts limited partnership

          The address for each of the reporting persons is:

          17th Floor
          101 Main Street
          Kendall Square
          Cambridge, MA  02142

     (d)  TITLE OF CLASS OF SECURITIES

          Common Stock, $.01 par value

     (e)  CUSIP NUMBER

          576818108


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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b), CHECK
WHETHER THE PERSON FILING IS A:

     Not applicable.

ITEM 4. OWNERSHIP

     (a)  AMOUNT BENEFICIALLY OWNED

          (1) The Management Company is a venture capital firm which directly or indirectly provides management services and investment advice to venture capital funds, including the Fund. The principals of the Management Company disclaim all beneficial ownership of all of the shares held by the Fund.

          (2) The General Partner exercises sole voting and investment power with respect to the shares held by the Fund.

          (3) The Fund is the record and economic owner of the 2,325,581 shares, but the exercise of voting and dispositive power is in the General Partner.


     (b)  PERCENT OF CLASS

                    10.7%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)       SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                    Fund: -0- shares
                    General Partner: -2,325,581- shares
                    Management Company: -0- shares

          (ii)      SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                    Fund, General Partner and Management Company: -0- shares -- But please also refer to Item 4(a).

          (iii)     SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                    Fund: -0- shares
                    General Partner: -2,325,581- shares
                    Management Company: -0- shares


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          (iv)      SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                    Fund, General Partner and Management Company: -0- shares -- But please also refer to Item 4(a).


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        Date:  April 20, 1999


                                        ZERO STAGE CAPITAL CO., INC.

                                        By: /s/ Paul Kelley
                                           -------------------------------------
                                        Name: Paul Kelley
                                        Title: President

                                        ZERO STAGE CAPITAL ASSOCIATES VI, LLC

                                        By: /s/ Paul Kelley
                                           -------------------------------------
                                        Name: Paul Kelley
                                        Title: Manager

                                        ZERO STAGE CAPITAL VI LIMITED
                                        PARTNERSHIP
                                        By: Zero Stage Capital Associates VI,
                                            LLC, its general partner

                                        By: /s/ Paul Kelley
                                           -------------------------------------
                                        Name: Paul Kelley
                                        Title: Manager


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                                                                       EXHIBIT A
                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), the undersigned hereby agree to the joint filing with all of the Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including any amendments thereto) with respect to the Common Stock, no par value per share, of Matritech, Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

     In evidence thereof, such Reporting Persons hereby execute this Agreement as of the 20th day of April, 1999.



                                        ZERO STAGE CAPITAL CO., INC.

                                        By: /s/ Paul Kelley
                                           -------------------------------------
                                        Name: Paul Kelley
                                        Title: President

                                        ZERO STAGE CAPITAL ASSOCIATES VI, LLC

                                        By: /s/ Paul Kelley
                                           -------------------------------------
                                        Name: Paul Kelley
                                        Title: Manager

                                        ZERO STAGE CAPITAL VI LIMITED
                                        PARTNERSHIP
                                        By: Zero Stage Capital Associates VI,
                                            LLC, its general partner

                                        By: /s/ Paul Kelley
                                           -------------------------------------
                                        Name: Paul Kelley
                                        Title: Manager





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